UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INDEPENDENCE REALTY TRUST, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45378A 106

(CUSIP Number)

Scott F. Schaeffer

Chairman and Chief Executive Officer

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

with a copy to:

Anders Laren

Senior Vice President and

Corporate Counsel

RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

13D

CUSIP No. 45378A 106	Page 2 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RAIT Financial Trust 23-2919818
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF/WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 5,764,900
	9	Sole dispositive power -0-
	10	Shared dispositive power 5,764,900
11	Aggregate amount beneficially owned by each reporting person 5,764,900
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 59.78%
14	Type of reporting person (see instructions) HC/OO

13D

CUSIP No. 45378A 106	Page 3 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RAIT NTR Holdings, LLC 80-0700816
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC/OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 555,900
	9	Sole dispositive power -0-
	10	Shared dispositive power 555,900
11	Aggregate amount beneficially owned by each reporting person 555,900
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 5.76%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 4 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Taberna IR Holdings Member, LLC 45-1966301
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 97,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 97,500
11	Aggregate amount beneficially owned by each reporting person 97,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 1.01%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 5 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Belle Creek Member, LLC 26-0191632
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 352,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 352,500
11	Aggregate amount beneficially owned by each reporting person 352,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 3.66%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 6 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Crestmont Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 675,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 675,000
11	Aggregate amount beneficially owned by each reporting person 675,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 7.00%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 7 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Copper Mill Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 736,500
	9	Sole dispositive power 736,500
	10	Shared dispositive power 736,500
11	Aggregate amount beneficially owned by each reporting person 736,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 7.63%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 8 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Heritage Trace Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 550,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 550,000
11	Aggregate amount beneficially owned by each reporting person 550,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 5.70%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 9 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tresa at Arrowhead Member, LLC 27-1025260
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 917,500
	9	Sole dispositive power -0-
	10	Shared dispositive power 917,500
11	Aggregate amount beneficially owned by each reporting person 917,500
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 9.51%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 10 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Centrepoint Member, LLC 27-2489892
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,190,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,190,000
11	Aggregate amount beneficially owned by each reporting person 1,190,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 12.34%
14	Type of reporting person (see instructions) OO

13D

CUSIP No. 45378A 106	Page 11 of 21

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cumberland Member, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 690,000
	9	Sole dispositive power -0-
	10	Shared dispositive power 690,000
11	Aggregate amount beneficially owned by each reporting person 690,000
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 7.16%
14	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Independence Realty Trust, Inc. (“IRT”) which has its principal executive offices at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 5,764,900 shares, which constitutes approximately 59.78% of the total number of shares of Common Stock outstanding on a diluted basis.

Item 2. Identity and Background.

This statement is filed by RAIT Financial Trust (“RAIT”) and its subsidiaries, RAIT NTR Holdings, LLC (“RAIT NTR”), Taberna IR Holdings, LLC (“Taberna IR”), Belle Creek Member LLC (“Belle Creek”), Crestmont Member, LLC (“Crestmont”), Copper Mill Member, LLC (“Copper Mill”), Cumberland Member, LLC (“Cumberland”), Heritage Trace Member, LLC (“Heritage”), Tresa at Arrowhead Member, LLC (“Tresa”), and Centrepoint Member LLC (“Centrepoint”). RAIT NTR, Taberna IR, Belle Creek, Crestmont, Copper Mill, Cumberland, Heritage, Tresa and Centrepoint, are sometimes collectively referred to herein as the “Subsidiaries.” The Subsidiaries are the direct holders of the IRT Common Stock referred to herein while RAIT, as their ultimate parent, is an indirect beneficial owner. RAIT was formed under the laws of the State of Maryland; each of the Subsidiaries was formed under the laws of the State of Delaware. RAIT is a multi-strategy commercial real estate company that, through its subsidiaries, including the Subsidiaries referred to herein, originates commercial real estate loans, acquires commercial real estate properties and invests in, manages, sources and advises on commercial real estate-related assets. The address of the principal business and principal executive offices of each of RAIT and the Subsidiaries is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and principal business of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of RAIT. The information set forth in Annex I hereto is incorporated herein by this reference.

During the last five years, neither RAIT nor any Subsidiary has been, and, to the best of the knowledge of RAIT and the Subsidiaries, no person listed in Annex I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither RAIT nor any Subsidiary has been and, to the best of the knowledge of RAIT and the Subsidiaries, no person listed in Annex I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration.

The Subsidiaries acquired their shares of IRT Common Stock through (i) the transfer of 20,000 shares of IRT Common Stock to RAIT NTR upon the acquisition of Independence Realty Advisors, LLC (“Advisor”) by RAIT; (ii) the purchase in the quarter ended March 31, 2012 of 300,000 shares by RAIT NTR as part of IRT’s capitalization; (iii) the contribution of properties held by certain of the Subsidiaries to Independence Realty Operating Partnership, L.P. (the “Partnership”), a subsidiary of IRT, in exchange for common units in the Partnership and the assumption of debt relating to such properties by the Partnership; (iv) the contribution of $1,632,000 in cash by RAIT NTR ($657,000) and Taberna IR ($975,000) to fund closing costs in connection with the property contributions in exchange for common units of the Partnership; (v) the exchange by the Subsidiaries of common units of the Partnership for IRT Common Stock on May 7, 2013; and (vi) the purchase by RAIT NTR of 170,000 shares of IRT Common Stock in the public offering by IRT on August 16, 2013. The source of the cash for RAIT NTR and Taberna IR were contributions of cash to them by RAIT; the source of RAIT’s cash contributions to RAIT NTR and Taberna IR was RAIT’s working capital. The common units issued in connection with the property contributions were valued at $10.00 per common unit and the common units acquired for cash were acquired at a price of $10.00 per common unit, which in each case was the public offering price for IRT Common Stock at the time of the contributions. The 170,000 shares of IRT Common Stock were acquired by RAIT NTR at a price of $8.50 per share, which was the public offering price for the August 2013 public offering in which they were purchased.

Item 4. Purpose of Transaction.

RAIT and the Subsidiaries acquired beneficial ownership of IRT Common Stock for investment purposes; however RAIT and the Subsidiaries may be deemed to control IRT by virtue of (i) their collective ownership of 59.78% of the outstanding IRT Common Stock, (ii) Advisor, an indirect wholly-owned subsidiary of RAIT, acting as the external manager of IRT, and (iii) another wholly-owned subsidiary of RAIT managing the properties owned by IRT.

Neither RAIT nor the Subsidiaries have plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of IRT, or the disposition of the securities of IRT except that (i) under the advisory agreement between IRT and Advisor, Advisor may take some portion or all of its management fees in IRT Common Stock, at Advisor’s option; and (ii) RAIT and the Subsidiaries have rights to register the shares of IRT Common Stock held by them for sale under the Securities Act of 1933, as described in Item 6, although as of the date hereof they have no plan or proposal to sell any such shares;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IRT or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of IRT or of any of its subsidiaries;

(d) Any change in the present board of directors or management of IRT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of IRT;

(f) Any other material change in IRT’s business or corporate structure;

(g) Changes in IRT’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of IRT by any person;

(h) Causing a class of securities of IRT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of IRT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) RAIT and the Subsidiaries beneficially own 5,764,900 shares of Common Stock, representing approximately 59.78% of the outstanding Common Stock. The denominator used to calculate the foregoing percentage is the number of shares of Common Stock outstanding as of August 16, 2013, as reported by IRT, which gives effect to the 4,000,000 shares of Common Stock issued in connection with IRT’s public offering which closed on August 16, 2013. The beneficial ownership of IRT’s Common Stock by RAIT and each of the Subsidiaries, and the percentage of the outstanding IRT Common Stock beneficially owned by each, is set forth in Items 11 and 13 of the cover pages of this Schedule 13 D for RAIT and each of the Subsidiaries, which such items are hereby incorporated herein by this reference. Each direct holder expressly disclaims beneficial ownership of all shares held by the other direct holders.

(b) The number of shares of IRT Common Stock as to which there is sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition thereof, for RAIT and each of the Subsidiaries is set forth in Items 7, 8, 9 and 10 of the cover pages of this Schedule 13D for RAIT and each of the Subsidiaries, which such items are hereby incorporated herein by this reference. Information with respect to the persons sharing voting or dispositive power required by Item 2 of this Schedule 13D is therein set forth, and such item is hereby incorporated herein by this reference.

(c) The information set forth in Item 3 of this Schedule 13D with respect to the acquisition by RAIT NTR of 170,000 shares of IRT Common Stock on August 16, 2013 is hereby incorporated herein by this reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

RAIT is the parent of each of the Subsidiaries, each of which is indirectly wholly-owned by RAIT. RAIT and the Subsidiaries have entered into a Joint Filing Agreement with respect to this Schedule 13D and amendments hereto. The Joint Filing Agreement is Exhibit A hereto.

RAIT is also the parent of Advisor, which is wholly-owned by RAIT. Under the advisory agreement between Advisor and IRT, Advisor is paid both base and incentive management fees. At the Advisor’s option, it can receive some portion or all of each such fee as shares of IRT’s Common Stock, valued based upon the ten day average closing price of IRT’s Common Stock prior to the end of the quarter for which the fee is being paid. The advisory agreement, and the first amendment thereto, are Exhibit C and Exhibit D hereto, respectively.

The IRT Common Stock which is beneficially owned by RAIT and the Subsidiaries is subject to customary lock-up agreements related to the offering of IRT Common Stock which closed on August 16, 2013. The lock-up period expires February 9, 2014. Subject to these lock-up agreements, RAIT and the Subsidiaries are entitled to require IRT to register their shares of IRT Common Stock under the Securities Act of 1933 in specified circumstances. The registration rights agreement is Exhibit E hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement*
Exhibit B:	Power of Attorney*
Exhibit C:	Second Amended and Restated Advisory Agreement by and among IRT, the Advisor and the Partnership dated May 7, 2013.[1]
Exhibit D:	First Amendment to Second Amended and Restated Advisory Agreement, dated as of July 26, 2013.[2]
Exhibit E:	Registration Rights Agreement among IRT, the Partnership, RAIT and the RAIT Parties (as defined therein) dated as of July 26, 2013.[3]

[1]	Incorporated by reference to Exhibit 10.1 to IRT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
[2]	Incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8-K filed on August 1, 2013.
[3]	Incorporated by reference to Exhibit 10.2 to IRT’s Current Report on Form 8-K filed on August 1, 2013.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2013

By:	/s/ James J. Sebra
James J. Sebra,
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by this reference

Schedule A

James J. Sebra as Chief Financial Officer and Treasurer of:

RAIT Financial Trust

in its individual capacity and in its capacity as signatory for each of the following:

RAIT NTR Holdings, LLC

Belle Creek Member, LLC

Centrepoint Member, LLC

Taberna IR Holdings Member, LLC

Copper Mill Member, LLC

Crestmont Member, LLC

Cumberland Member, LLC

Heritage Trace Member, LLC

Tresa at Arrowhead Member, LLC

ANNEX I

Executive Officers and Trustees of RAIT Financial Trust

Each trustee and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)
Scott F. Schaeffer	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chairman, Chief Executive Officer, President and Trustee	Not applicable
Andrew Batinovich	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President and Chief Executive Officer, Glenborough, LLC
Edward S. Brown	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	President, Edward S. Brown Group
Frank A. Farnese	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Retired
S. Kristen Kim	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Founder, Sansori
Jon C. Sarkisian	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Executive Vice President, CRBE Group, Inc.
Andrew M. Silberstein	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Partner, Almanac Realty Investors, LLC
Murray Stempel III	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Trustee	Vice Chairman, Royal Bancshares of Pennsylvania, Inc.
James J. Sebra	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Financial Officer and Treasurer	Not applicable
Raphael Licht	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Chief Operating Officer	Not applicable
Ken R. Frappier	Cira Centre 2929 Arch Street, 17th Fl. Philadelphia, PA 19104	Executive Vice President - Portfolio and Risk Management	Not applicable

Exhibit A

JOINT FILING AGREEMENT

WHEREAS, the undersigned are stockholders, direct or beneficial, of Independence Realty Trust, Inc., a Maryland corporation (the “Company”); and

WHEREAS, the undersigned may be deemed to be a group with respect to the ownership of the common stock of the Company.

NOW, IT IS AGREED, this 26th day of August, 2013 by the undersigned:

1. In accordance with Rule 13d-1(k)(l)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Ledgewood, P.C. of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given by electronic mail or facsimile no later than 24 hours after each such transaction. The electronic mail address shall be: jbw@ledgewood.com. The facsimile number shall be (215) 735-2513, Attn: J. Baur Whittlesey.

3. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

4. Any party hereto may terminate his/its obligations under this Agreement on 24 hours’ written notice to all other parties, with a copy by electronic mail or facsimile to be sent to Ledgewood, P.C., as set forth in paragraph 2 hereof.

5. Each party acknowledges that Ledgewood, P.C. shall act as counsel for both the Group and their affiliates relating to their investment in the Company.

6. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(l)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written.

By:	/s/ James J. Sebra
James J. Sebra,
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by this reference

Schedule A

James J. Sebra as Chief Financial Officer and Treasurer of:

RAIT Financial Trust

in its individual capacity and in its capacity as signatory for each of the following:

RAIT NTR Holdings, LLC

Belle Creek Member, LLC

Centrepoint Member, LLC

Taberna IR Holdings Member, LLC

Copper Mill Member, LLC

Crestmont Member, LLC

Cumberland Member, LLC

Heritage Trace Member, LLC

Tresa at Arrowhead Member, LLC

EXHIBIT B

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Scott F. Schaeffer, James J. Sebra and Anders Laren, and each of them, as its true and lawful attorney in fact to sign for and in our names any and all amendments to the Schedule 13D to which this Power of Attorney is attached as an exhibit and, in connection with such Schedule 13D generally to do all such things in our names to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, hereby ratifying and confirming our respective signatures as the same may be signed by our attorneys or any of them to said Schedule 13D and any and all amendments thereto.

By:	/s/ James J. Sebra
James J. Sebra,
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by this reference

Schedule A

James J. Sebra as Chief Financial Officer and Treasurer of:

RAIT Financial Trust

in its individual capacity and in its capacity as signatory for each of the following:

RAIT NTR Holdings, LLC

Belle Creek Member, LLC

Centrepoint Member, LLC

Taberna IR Holdings Member, LLC

Copper Mill Member, LLC

Crestmont Member, LLC

Cumberland Member, LLC

Heritage Trace Member, LLC

Tresa at Arrowhead Member, LLC